UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LABOR SMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

50541A108

(CUSIP Number)

Ryan Schadel

3270 Florence Road, Suite 200

Powder Springs, GA 30127

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 50541A108	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSONS

Ryan Schadel
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

35,054,792
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	35,054,792
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,054,792 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%*
14	TYPE OF REPORTING PERSON

IN

* Based on 312,254,919 shares of common stock issued and outstanding as of January 8, 2015. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which may be acquired within 60 days of the calculation date pursuant to the exercise of outstanding stock options or warrants or the conversion of outstanding preferred stock.

(1) Includes 51 shares issuable upon conversion of 51 shares of Series A Preferred Stock. Excludes 50,000 shares owned by the Reporting Person’s wife and 210,000 shares issuable upon exercise of options held by the Reporting Person’s spouse.

CUSIP No. 50541A108	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Labor Smart, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 3270 Florence Road, Suite 200, Powder Springs, GA 30127.

Item 2. Identity and Background.

(a)	Ryan Schadel (the “Reporting Person”) is an individual
(b)	The business address of Mr. Schadel is 3270 Florence Road, Suite 200, Powder Springs, GA 30127.
(c)	Mr. Schadel is the Chief Executive Officer and a director of the Issuer.
(d)	Mr. Schadel has not, during the last five years, been convicted in a criminal proceeding.
(e)	Mr. Schadel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Schadel is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Aggregate amount of funds used by the Reporting Person: $50,045.

Source of Funds: personal funds.

Item 4. Purpose of Transaction.

The Reporting Person entered into the transactions for general investment purposes.

The Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns 35,054,792 shares of Common Stock, which constitutes approximately 11.2% of the 312,254,919 shares of Common Stock outstanding as of January 8, 2015. The Reporting Person’s beneficial ownership includes 51 shares issuable upon conversion of 51 shares of Series A Preferred Stock owned by the Reporting Person and excludes 50,000 shares owned by the Reporting Person’s spouse and 210,000 shares issuable upon exercise of options held by the Reporting Person’s spouse.

The Reporting Person has sole voting and dispositive power over 35,054,792 shares of Common Stock and shared voting and dispositive power over 0 shares of Common Stock. Person also owns 51 shares of Series A Preferred Stock. Each share of Series A Preferred Stock has voting rights equal to: (x) 0.019607 multiplied by the total issued and outstanding shares of common stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator.

On October 9, 2013, the Reporting Person purchased 3,800 shares of Common Stock for a purchase price of $0.251 per share, and the Reporting Person’s spouse was issued options to purchase 210,000 shares of Common Stock. On October 15, 2013, the Reporting Person purchased 18,000 shares of Common Stock for a purchase price of $0.25 per share. On October 17, 2013, the Reporting Person purchased an aggregate of 58,000 shares of Common Stock in various transactions for purchase prices of between $0.22 and $0.23 per share. On July 16, 2014, the Reporting Person purchased 35,000 shares of Common Stock for a purchase price of $0.191 per share. On October 20, 2014, the Reporting Person was issued 51 shares of Series A Preferred Stock for services provided. On December 9, 2014, the Reporting Person purchased 400,000 shares of Common Stock for a purchase price of $0.0025 per share. On December 11, 2014, the Reporting Person purchased 1,000,000 shares of Common Stock for a purchase price of $0.0016 per share and 1,000,000 shares of Common Stock for a purchase price of $0.0015 per share. On December 18, 2014, the Reporting Person purchased 1,000,000 shares of Common Stock for a purchase price of $0.0018 per share. On January 6, 2015, the Reporting Person purchased 12,939,941 shares of Common Stock for a purchase price of $0.0011 per share. On January 7, 2015, the Reporting Person purchased 3,600,000 shares of Common Stock for a purchase price of $0.0013 per share.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 35,054,792 shares of Common Stock referred to in this Item 5.

CUSIP No. 50541A108	SCHEDULE 13D	Page 4 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 12, 2015	/s/ Ryan Schadel
Ryan Schadel